Exhibit (a)(1)(I)

Distribution date: Thursday, July 15, Thursday, July 29 and Friday, July 30

Distributed by:  SOS

From: generalequity@textron.com

Subject:  Option Exchange Program: Window Closes July 30

On Friday, July 30, 2010 at 11:59 p.m. (Eastern Time), the Option Exchange Window closes and all elections are final. If you wish to participate in the offer, your election to exchange must be received prior to the expiration of the offer, at 11:59 p.m. (Eastern Time) on Friday, July 30, 2010.

If you have not submitted a decision to exchange some or all of your eligible option grants and you still want to do so, or if you want to change your election, login to the Option Exchange Website at https://textron.equitybenefits.com to make your confidential elections. (You will need to use the temporary password e-mailed to you on July 2, 2010 the first time you login.)

Final exchange ratios and the strike price of new options will be set after the market closes on July 30. You may change or withdraw your election to participate at any time prior to the expiration of the offer at 11:59 p.m. (Eastern Time) on Friday, July 30, 2010.

If you have issues logging into the website, or have any questions about the Option Exchange Program, please contact Nate Walker, Stock Plan Lead, at 401-457-3570 or e-mail generalequity@textron.com.

Textron makes no recommendations as to whether you should participate in the Option Exchange Program; we encourage you to consult with your own advisors regarding your decision. Textron reserves the right to extend the offer period in the event of unforeseen circumstances.